EXHIBIT 20.1

February 14, 2012

To Our Shareholders:

This has been a year of transition and challenge.  Fresh from watching the President admonish Congress (“send me a Bill”) during his State of the Union message, just the list of topics certifies we certainly are living in interesting times.  The President strikes upon a popular sentiment near the close of his address:

“I’m a Democrat. But I believe what Republican Abraham Lincoln believed: That Government should do for people only what they cannot do better by themselves, and no more. That’s why my education reform offers more competition, and more control for schools and States. That’s why we’re getting rid of regulations that don’t work. That’s why our health care law relies on a reformed private market, not a Government program.”

And his clarion call to:

“...restore an economy where everyone gets a fair shot, and everyone does their fair share, and everyone plays by the same set of rules…”

From his text “On Deficit Reduction” earlier, on April 13, 2011:

“From our first days as a nation, we have put our faith in free markets and free enterprise as the engine of America’s wealth and prosperity.  More than citizens of any other country, we are rugged individualists, a self reliant people with a healthy skepticism of too much government .”

“But there has always been another thread running throughout our history –

a belief that we are all connected; and that there are some things we can only do together, as a nation.  [Again he references a shorter version] We believe, in the words of our first Republican President, Abraham Lincoln, that through government, we should do together what we cannot do as well for ourselves.  And so we have built a strong military to keep us secure, and public schools and universities to educate our citizen. We’ve laid down railroads and highways to facilitate travel and commerce.  We’ve supported work of scientists and researchers whose discoveries have saved lives, unleashed repeated technological revolutions, and led to countless new jobs and entire industries.  Each of us has benefited from these investments, and we are a more prosperous country as a result.”

Sounds like a community banker!  The President articulates what CNC has as its Mission, simply to grow the Community.  Inspiring words they are in which we ardently believe; but aired in a time where Congress’s (all government’s) job approval is near or at single digits. Wouldn’t it be nice if our governments (on all levels) would heed Lincoln’s wisdom and not interfere or regulate those activities that we do demonstrably well, especially since we have given no cause to restrain our successful pursuit of the noble task of facilitating prosperity through underwriting commerce, improving  consumers’ quality of life, and by extension, the economy and even the tax base from which governments and we alike can “benefit from these investments?”

I seize upon the President’s State of the Union speech because, whether you agree with his policies or not, he certainly set the stage for the challenges that beset the government, the nation and the world, no less, as well as CNC, as a company involved in financial services since none of us lives in a vacuum free from influence no matter how tenuous the connection with events from the far corners of the world.  These ideas form the foundations of our business/personal philosophy. Our Mission is to enable, enhance, and underwrite the industrious and imaginative human spirit to grow families and businesses and provide for commerce and a growing economy which, in turn, funds government services for the citizens, which they cannot do for themselves.  On many previous occasions, I have commented on the rising cost of government which, 100 years ago, was 10% of the GDP of nations, and today ranges between 40% and 50% GDP.  This is clear evidence of the growth of the reach and interference of government entreating and inveigling into every common activity.  This introduces “parasitic drag,” to use an aviation metaphor, which absorbs energy without conveying benefit, as opposed to dynamic or “induced drag” which absorbs energy but delivers the benefit of useful lift and thrust delivered by an airfoil, be it control surface, wing, or propeller, for the primary purpose of conveyance.

Consider a dollar of capital applied by the government delivers generally a discounted dollar of expense for the common good.  The same dollar of capital in our bank’s hands is multiplied 13 times by the deposits entrusted to us. Both then underwrite purposeful investment to facilitate commerce, monetize new ideas, create jobs, and then grow the economy.  Every dollar of our cash (working capital) expended on compliance with the extremely detailed and complex rules designed to restrict customers’ behavior in their financial transactions is unnecessary and a waste of our good capital and the resources of our community.   These arcane regulations are unnecessary for community banks where our ethics and integrity have long been  ingrained in our business practices and culture. We depend on our reputation to continue in business and would never engage in the type of activity that Congress, only after the damage has been done, seeks to curtail.  Over the last 20 years, the veritable avalanche of disclosures, certifications, and duplicative submissions and recordkeeping now chokes and paralyzes our processes, and the sheer volume numbs our customers’ capacity to understand the very information these rules have as their goal and purpose to convey.

Commanding our behavior as a supplier to address the undesirable consequences besetting behaviors of the user of our services is misdirected and therefore ineffective as much as the 18th Amendment on Prohibition was to command and change (prohibit) behaviors of the supplier to force a change of behavior (abstinence) of the user regarding intoxication by alcohol.  This is a case of wrong approach, wrong tool, which results in a failed effort just as attempting to change a tire with a screw driver most would see as a frustrating strategy.  So, Mr. President, we are in favor of “getting rid of regulations that don’t work” which to the experienced practitioner are dead on arrival.  In my judgment, 90% of the Dodd-Frank Wall

Street Reform and Consumer Protection Act represents “regulations that don’t work;” well intended perhaps, but reminiscent of the efficacy of choosing a screw driver to attempt a tire change.  Why does a nominal “Wall Street Reform Act” target so obstructively this “Main Street Community Bank?”

We are faced with the assimilation of a veritable tsunami of regulation arising from the Dodd-Frank Wall Street Reform Act (contra to the President’s aspirations to reduce such micro management), not to mention tending to our primary responsibility of underwriting the recovery and financial health of our clients, customers, and communities from the ravages of the Financial Crisis and Great Recession.  We do this, though, from a position of strength which allows us to take advantage of opportunities to acquire and develop complimentary businesses in accord with our strategic objectives to expand our revenues while maintaining focus upon our primary mission of growth of the community through our constituents, delivering optimum earnings, balanced with an investments strategy weighted primarily to assure our access to liquidity in support of the first two objectives rather than incremental revenue gain.

Financial Performance 2011:

Well then, how did we fare in these turbulent times?  In the eyes of the financial press, namely SNL Financial LLC ,Charlottesville, Va., we were highlighted by their research once again as being uniquely successful for a public company in the financial services industry.  CNC is one of only 35 of the 1,160 publicly filing companies (SEC) that SNL follows which over the last decade not only paid a dividend but increased that dividend in each of the last 10 years!  This places us in a rare group of just the top 3% of financial institutions which delivered this metric of sustained solid performance for shareholders.  Of course, 2011 marked the year in which we declared a 4-for-1 split of our common stock which was indicative of our growth as an enterprise and the growth of our capital base through a steady stream of retained earnings after dividends and taxes.  In no small measure, the split was celebrated at the first sealed-bid public auction by selling shareholders of our stock after the split where the average winning bid was $129.22 per share, up 16% from its pre-split average of $111.41 and up from $95.85 (adjusted) in the fourth quarter of 2010 for a 34.8% appreciation over the full year.  This multiple settles in at 1.8 times book value (common equity) of $71.95 per share, up nicely for the year by 9.8% for a final capital ratio of 7.71% at the close of 2011.  Please see the section entitled “Our Common Stock” on page 23 of the Annual Report to Shareholders for more information regarding the sealed-bid public auctions by selling shareholders and Bid/Asked information on the OTC Bulletin Board.®

However, this is a bit like The Tale of Two Cities in the best of times and the worst of times, because of the manner in which we are required to keep score (report performance).  The Securities and Exchange Commission (“SEC”) adopts the rulings of an independent body regulating the Accounting Industry promulgated by the Financial Accounting Standards Board (“FASB”) referred to as GAAP (Generally Accepted Accounting Principles).  The IRS has its own rules for what constitutes recognizable income and expense and when it is the proper time to account for them.  We and most well run business focus on the “real world” net operating or tangible results of revenues and expenses, and actual cash flows, to guide financial decisions of our company.

Core Operating Earnings and the Year’s Prospects:

We are pleased to have Core Operating Earnings in 2011 which comfortably exceeded the budget and the actual operating performance of last year.  These positive results were driven principally by higher net interest income, a lower provision for loan loss from last year by $2.4 million reflecting our strong underwriting standards and practices, strong non-interest income from our mortgage and trust businesses and a welcomed and dramatic reduction in FDIC premiums of nearly $1 million.

But first let us pause to look back to December 2010 when our Board approved the budget for 2011.  We expected to see a continuation of the slow and deliberate recovery for the economy despite the unemployment rate doggedly above 9%.  We thought our revenues would grow modestly about 3% with about one-third of the increase coming from net interest margin (interest sensitive) and two-thirds of the increase coming from (non-interest sensitive) fee income.  The increase in the net interest income would be derived from a growth in net assets from the prior year, but tempered by the effects of a narrowing interest margin caused by a continued downward pricing of newly booked assets in the low interest environment (Fed Policy) expected to continue throughout 2011 and limitation on adjustment of the cost of liabilities which are near zero.  Non-interest income was expected to show growth in all major categories with the exception of mortgage banking income due to an anticipated slowing of the refinance boom.

On the expense side, we expected the FDIC premium assessment to remain essentially flat on a net basis impacted by higher assessment for a growing deposit base, but offset by a lower assessment rate due to a shift in assessment methodology.  The assessment base, which had been traditionally limited to just pure deposit liabilities, now would be based on a calculation of assets net of equity, shifting the cost burden to a greater degree to larger financial institutions with a larger portion of earnings derived from assets that did not require funding by interest-bearing deposits but through other means such as trading of securities on their own proprietary account and other market funding mechanisms.  Finally, we expected asset quality to continue to strain the results as we continued to experience higher than historic net charge-offs at 36 basis points.  The largest of the expected charge-offs had already been accounted for in specific reserves for impaired loans leading to total reserves for loan losses reaching 1.25% of the total loan portfolio. Non-performing assets were thought to remain unchanged from the 2010 levels.  The combination of these and continued portfolio growth, though slower, was expected to result in a provision for loan loss of $5.4 million, the same as the figure for 2010’s actual provision experience.

Happily, 2011 saw an above budget pace for a growth of 6% for assets and about 10% for shareholder equity, all supported by 5.0% growth of deposits.  The loan loss reserve reached 1.30% of loans and mortgages outstanding at the end of 2010 and has since declined to 1.25% at the close of 2011, well above our long-term historical average of 1.05% prior to the financial crisis in 2007.  As the crisis came upon us and the prospects for losses in the portfolio arose,  we  increased reserves in keeping with the “bad news” of that day and time.   Our actions to simultaneously strengthened the reserve account and the capital account, in the face of the difficult in times, was a good thing to have done, especially in a time where capital and reserves are regarded as “king” by markets and regulators.

Accordingly, we are pleased to report Core Operating Earnings* for 2011 of $9.49 per share (EPS) compared to a budget of $9.00 per share and $9.20 actual for 2010.  Likewise, on an operating basis, Return on Assets (ROA) is calculated to be 1.08% and Return on Equity (ROE) 14.22% on average equity and 14.75% on beginning equity which, all in all, is a nice performance compared to peer or any other in the industry.

*Core operating earnings is a non-GAAP measure. For these purposes we define Core operating earnings as net income after tax exclusive of adjustments to stock appreciation rights associated with the 4th quarter change in stock price, accelerated amortization expenses at GVT, and the impact of the OBS acquisition, all net of applicable taxes.  The amount is calculated as: $16,312,000 + [($2,243,000+$250,000+$729,000)*1-39.62%] = $18,258,000. The denominators for EPS, ROA, ROE, and ROBE are 1,923,777, $1,695,327,000, $128,393,000, and $123,794,000, respectively, which are GAAP-reported data.

Non-Operating Adjustments to Net Income:

On the other hand, it is with some frustration we must report a materially large, one-time Non-Operational charge against net income required by the “official scorekeeper”, (SEC)/ FASB, resulting, ironically, from the splendid year-over-year increase of our stock price (a good thing) and a strategically important acquisition of Online Brokerage Services (“OBS”) (a good thing).

The unusual and substantial increase in our stock price of 34.8% year over year, about half of which (16%) occurred in the 4th quarter of 2011, impacts earnings as an expense charge associated with the increase in the value of our incentive compensation plans which are tied to the value of our stock.  That is, though the cash payouts, if any, under the compensation plans are deferred well into the future, this increase in value of the stock currently is deemed by the SEC/FASB rules to be an increase in payroll expense currently (even though no cash changes hands) because of the amounts which are liable to be paid out eventually, even though such payments are subject to a series of conditions to happen, or not, well into the future and only if  the detailed terms of the plan are fully met.  The other, but smaller charges, are regarding our acquisition costs of OBS which closed at the end of November and an increase in amortization expense for intangible assets of  Genesee Valley Trust Company (“GVT”).  Combined, these adjustments require us to recognize in the 4th quarter of 2011 a theoretical expense of a little over $3.2 million as a pre-tax charge against income.  The size of these adjustments imposed by others causes us to feel somewhat cynically that “no good deed goes unpunished;” especially when the good deeds of spectacular stock performance and successful acquisition of future sources of income were good for the shareholders now and in the future.  In an earlier day, we would be allowed to reasonably amortize this amount over a series of years of the contract or the employment incentive thereby approximating the match of the timing of the expense burden with the timing of benefits delivered in accord with the consideration paid each year for ongoing employment services of an effective staff.

Therefore, net of tax reserved for when such future cash payments are actually made or amortizations recognized in future years and thus recognized for tax purposes, we are pleased to report in accordance with GAAP (SEC) earnings of $8.48 per share or $1.01 less per share than the Core Operating Results expressed above for these accounting adjustments, leaving our earnings by this methodology just short of our budget of $9.00 per share and actual performance of $9.20 last year.  Likewise, the corresponding ratios would be adjusted according to GAAP to be .96% for ROA and 12.70% for return on average equity (ROAE) and 13.18% on beginning equity (ROBE).

Thus, for the first time, we feel compelled to make the distinction between Core Operating Results which uses a common sense approach to match expenses of services rendered offset by the revenues generated by those expenditures during the same periods that the revenues are made manifest so we can manage the operations on an optimal basis and understand our business directly, real time, in the present.  This is as compared with accounting rules developed by FASB over the recent decades.   This invites some additional explanation: FASB, over the last two or three decades, has taken up the cause and believes that everything can be valued at any moment in time and therefore should be.  Consequently that value, and its change in value, the SEC feels, should be reported to the public currently in what is known as “mark-to-market accounting.”   The purpose supposedly is to bring all balance sheets and income statements into conformity regardless of the significant differences among industries in an attempt to bring a uniform method of expression of financial performance which then will allow a comparison for the benefit of the investor as he or she attempts to allocate capital between one company or another, and one industry or another, or one purpose or another (an art form).

The difficulty with this view is it focuses primarily on large companies which are publically traded in recognized markets and overlooks the purpose and function of the going concern of a company not actively traded on an established exchange, which are far greater in numbers than public companies.  More to the point is that most private companies are run as a going concern which is assumed to be perpetual as a source of making a living and where the vast majority of investments are held to maturity and whose value is only that of the contribution to flows of current monthly earnings (not the flows of proceeds of sale of the earnings assets) to be shared by employees and owners who regard the business activity as the primary source of their livelihood ---which is not for sale because it represents “a calling to an activity and to a style of life” NOT just making money.  Thus the value on markets of the company or its assets is not relevant to the primary purpose and function of the company or its assets which is the source of sustained earnings derived from its workings.

Up to a point some 30 years ago, when I came to banking, the accounting in each industry had its own peculiarities depending on the fundamental differences between sectors: manufacturing, servicing, oil depletion, mining, finance, banking and the like.  These were differences that were well understood, and each calling for a slightly different accounting method for the valuation of assets depending on type, and the recognition of the expense therefore and net revenues or losses from such calculations.  This common sense approach which acknowledged the “quirky differences” among industry-specific accounting methods were well known to the serious investor who then was able to bridge the accounting differences in the course of the risk adjustment process applied to the investment decisions regarding asset allocation and diversification (another art form).

Thus, one can see the difference here in accounting methodology is essentially substituting one art form for another, one distortion for another.  Each has its utility, so your choice depends on your ultimate goal: if you are a disciple of asset allocation by industry diversity then “mark to market” may be the choice where market performance is the primary metric of success.  If you believe that the purpose of an enterprise is longevity of a viable activity-direct investment in sustainability of a specific company of productive people wherein the shareholder focus is on sharing in 30% of the earnings indefinitely, then “hold to maturity” is the strategy, an annuity of monthly payments, not cash proceeds from a sale. Here, Core Operational Results is the best metric to guide success and the management of people and resources in a real-time world.

Frankly, since those early days up to just a few years ago, the expenses of the acquisition of a company or a business asset, be it real estate or equipment, was simply allocated over the useful life of that asset rather than expensed all upon the moment of closing on the acquisition.  This “worked” since it matched (realistically) over time a portion of the expense of the depreciating/wasting asset with the advent of the associated revenues to which such assets were put to use to create.  From an operations perspective, this is a reasonable and necessary way to account for the financial impact of these processes.  Now, the legal fees and other expenses associated with the closing of our purchase of OBS were required to be expensed in the year of closing (2011) rather than over the period of the contract which involves earn outs and certain performance criteria having been achieved before the final purchase price could be determined, much less paid out to the sellers.   Such structures which require down payments and earn outs are common in acquisitions today where people are willing to buy and people are willing to sell based on the actual performance that occurs rather than on a speculation on the future performance as viewed from the onset after closing the deal.

Another, and of course different, accounting method is produced by another federal agency other than the SEC, that is, the Internal Revenue Service (IRS)  which determines by its own rules when an expense has occurred and therefore is deductible against the income to be taxed or not, or the amortization if not paid in cash is to be recognized thus reducing the income to be taxed or not.  Here one of the several incentive plans we have in place for the senior management is constructed based on the value of the stock of the Company in a concerted effort (acknowledged by regulators as best practice) to align the interest of the senior management with the financial interests of the shareholders, in the long run, to enhance the value of the Company and its stock in view of market values.  From year to year, we accrue in these stock plans for the expense of the appreciation reflective to the success of the Company at its estimated market value.  In this case, because of a combination of events ranging from the distress of the rest of the industry as compared with our stability and success, the stability of our Rochester market compared to Florida, California, Arizona, and Detroit (and perhaps throwing in the impact of the

European financial turmoil) not to mention our 4-for-1 split, the last sealed-bid public auction by selling shareholders of our shares was celebrated with a rush of interest.  Please see the section entitled “Our Common Stock” on page 23 of the Annual Report to Shareholders for more information regarding the sealed-bid public auctions by selling shareholders and Bid/Asked information on the OTC Bulletin Board.®  This is understandable, we would submit, in recognition of the OPERATING performance of our institution for over a decade in the face of all of these elements.  But the impact of the increased stock price was to raise the prospective liability of the retirement plans by $2.4 million pre-tax, even though payments under the plan are not likely to be made for well into the future.  The stock plans, by their terms heavily influenced by IRS rules and regulation, are complex and even draconian.  These plans are recognized by the IRS as expenses which are deductible from taxable income only in the years in which the payments are made and received in the future, not currently.  In effect, this is after normal retirement, and in these particular cases the tax efficient distribution from these plans is required to commence not at retirement, but 5 years after retirement, where income averaging may be applied!   Thus, the theoretical liability sought to be expensed entirely in 2011 will not actually be paid for many years on average (if at all since the value of the stock could go down before redeemed).

This, of course, is a silly result, because it burdens unnecessarily current reportable earning performance negatively for clearly positive developments involved with results shown in the improved stock value and the setting in place of new strategically productive capacities for increased revenues.  If we were allowed to account for these investments over a useful life of say 15 years the strategies they represent (that of securing the services well into the future of the best talent and exploiting new capacities to grow revenues), the effect of this would be on the order of 8 cents per share per year resulting in $9.41 earnings per share this year, still nicely ahead of budget and actual numbers for last year. Thus, you can see that FASB/SEC accounting rules fail the test of common sense and utility in reflecting the operational information necessary to adjust, monitor and manage our enterprise in the current year as opposed to impacts that may be felt many years from now.

It was precisely the application of mark-to-market accounting in the collapse of the bond and stock markets across the world that accelerated and deepened the financial crisis rather than militate against the carnage.  Many in the SEC/FASB overseeing our industry maintain that loans and other non-marketable assets that we hold long term up to 20 and 30 years should be required to be valued at market and the fluctuating values recognized in current earnings and losses.  This would be a dangerous development given recent experience during the Financial Crisis, now behind us which was fueled by having to recognize as losses what were in fact unrealized financial losses of assets which were not actually sold at a loss.   The concept ignores the legal structure of the contracts and the intent and practice to hold an asset indefinitely or until maturity and accept the dividend/interest.   So long as that is the experience and the finances of the obligor are sound, there is no reason to record as recognized the change in value that is not certified by an actual purchase and sale of that asset.

Finally, these adjustments, where theoretical unrealized liabilities are accounted for like current cash payments even though they will not be called upon for decades to come, but are required to be recognized and lower our performance ratios and earnings per share, are conceptually investments in the future of the company.   As such they should be amortized over time as the value of the employment services of those covered by the plans (senior leadership) is applied.  That is, the stock incentive plans are intended to retain and encourage highly qualified and demonstrably effective people in management to continue to do so for the future benefit of, and or the sustainability of, the company in the service of its mission.  In this case the mission serves our constituents who are familiar to all to include shareholders, staff, customers and clients and, by extension, the community as a whole.  Indeed, this reflects the human equity as manifest by the collaboration between our staff and our customers and clients which is the “juice” and which is the essence of the value of our company above and distinctive from our competitors for value. Though an intangible, this is probably of the same order as the tangible financial value of our common equity which, at the close of the year, was $135 million. Nowhere do the FASB rules allow for this human equity value to be reflected on our balance sheet. And who among us would deny that it exists and is a critical component to the tangible success of this company?!

Thus, the ownership by our shareholders is both tangible and intangible, but no less real in combination because the dynamic performance and sustainability of our enterprise in the service of its constituents is equally, if not more, dependent upon the intangible values than the more ordinary numerical values.  It follows then that the acquisition of enterprises that fit our financial model, such as the Genesee Valley Trust Company  and Online Brokerage Services are promising strategies to build non-interest-sensitive fee income in the form of financial services and the management of investments for a growing base of happy clients which has an ability to expand beyond our primary geographic market.  This gives us an almost infinite opportunity to expand our business without forsaking our core  “raison d’être”  which is that of a community bank to be the financial intermediary of both liquidity and knowledge between generations.  This has been the basis of community banking’s purpose in society since the beginning of the commencement of human enterprise.

Therefore, I think you can see that, though a distortion, the ultimate current cost of $1.01 per share of this “official” SEC Accounting is “worth it” even though it leads to the perception that our performance as a company, disregarding its considerable prospects, is “off” a little bit this year.  True this breaks the string since 1999 of effectively unwavering growth of earnings and performance year over year.  But because of the expected, though intangible, performance from the investment in human resources (the best of executive talent) as well as new business vehicles to expand our company continues to be in place, our prospects also continue to be bright and our sustainability thereby assured.  I have mentioned in prior letters that I believe the purpose of a corporation is not to build it up and sell it; though that may be legal, and the popular focus of Wall Street.  This is principally because selling destroys the human equity in a way which is truly tragic and more importantly is losing sight of the ready value of the alternative strategy of long-term investing which we offer up: to “hang in there” and share currently one-third (thereabouts) of the earnings and participate in the grow of net worth of such a useful enterprise over generations.

Performance Compared to Peers:

Our performance can be measured in other ways, too, that being against our peers in the industry.  Our metrics are far more favorable than our peers in the following comprehensive array: Sustained earnings performance; Strong non-interest revenues and net interest margin revenues the ratio of which is now 30/70% from 15/85% 20 years ago;  Strong Return on Equity and Assets; and consistent and growing dividend performance through the worst of times. Administratively we compare favorably in: asset/liability management, credit risk management, credit administration, lower classified loans, past dues and net charge off of  loans (28 basis points).  Our Balance Sheet is well diversified with a commercial/consumer loan mix of  52/48%.  We have a low proportion of long-term assets and non-core funding and benefit from a high core deposit to assets ratio, and we have well-capitalized, measured growth.  In all, our prospects are bright, and innovation for the future is in place with a unique brand in the Finger Lakes Region as the only locally-owned, full-service, comprehensive, financial services and banking enterprise with a recognized brand supported by personal and professional values encased in a caring, competent culture second to none. Our history and location in the second largest economy in New York State, renowned for its stable economy over the decades, is our strength which our people are capable to manage, serve, and build upon.

125 Years and Counting:

And so we come to 2012 which is the celebration of our 125th year of sharing earnings with our shareholders who are themselves both members of the community as well as staff and clients of our enterprise which started in 1887.  Because Kodak was incorporated in the following year, 1888, we can’t help but compare the fortunes of that iconic company which has meant so much to this region with the growth and prosperity of our small and growing company and wonder why the fortunes have split with one to continue, the other to reorganize in bankruptcy.  What is it about the balance sheet, business, and earnings statement that explains the continued success of one venture and a hard turn of events for another?  This conundrum was made dramatically apparent when Frank H. Hamlin, III, was profiled in the Rochester Business Journal (RBJ) as our new President in the December 30, 2011, issue.  The front page at the top displayed a banner with Frank’s picture and invited the reader to page 8 “Profile - Former Trial Attorney Frank H. Hamlin, III Now is Following in His Father’s Footsteps at CNB.”  This atop the front page lead story above the fold “Top Story of 2011” “Troubled Transformation – As Kodak Attempts to Remake Itself, Doubts About its Future Grow” with a picture of the iconic headquarters in the center of Rochester framing its top and steeple with the yellow letters

K-O-D-A-K emblazoned upon the roof top.  WOW a picture for the ages.

Transition – First Year Complete:

This year marked the start of the transition to a fifth generation of leadership by the Hamlin family as my son, Frank H. Hamlin, III, assumed his duties as President.  We also have reorganized our business lines to accommodated and manage well-deserved retirements of Bob Sheridan and other key individuals to further “pass the torch,” so to speak.  Our transition of the “executive function” is certainly not “troubled,” as it is for Kodak, but a joy to participate in, even with the growth it requires of us all.  For most organizations, a once-in-30 year’s transition or a transition of the executive of any duration, is a very trying event – usually  done with less than a year of formal preparation, leading often to mixed results/outcomes which make for the “tabloid” type headlines oft blaring from the financial and corporate press.  Here, on the other hand, we have concluded the first year of our new President’s tutorial on the job (OJT) which was profiled in the December 30th edition of the RBJ by an experienced news writer, Tom Adams, who spent an hour recording Frank’s remarks.  Tom quite separately followed up with me briefly by telephone a day later for comment.  He wrote an article which captured Frank’s essence perfectly as a bright, independent soul who was excited with the opportunity and the challenge which was as delightful as it was unrehearsed, showing us speaking individually while acting as a team.  In this business, it does not get any better; the writer captured its essence, the photographer caught it on a digital image, and Frank delivered beautifully with disarming candor who he is and who we are – a “wow” moment if there ever were one.  This moment took three years of organization, development, and hard work about which I have reported to you previously in this space.  The transition efforts have involved our very best people, a critical selection process, and a year of metamorphosis of a senior team to bring it successfully to what we have today.   This is NOT the usual outcome or process for the industry.  It was a team effort to be sure as these things have to be, but proof that we have a positive future before us is made manifest by this RBJ article for all in the region to reflect upon during the long closing holiday of the year.

Retirement:

In addition to clearing the milestone of identifying our next leader, our long-term colleague and “heart” of the bank, Bob Sheridan, stepped away in September after 43 years of community banking, and Frank undertook the lead to understand the multiple duties for which Bob was responsible and to parse them out among 6 individuals in a complex reorganization of the retail lending functions and other duties that Bob undertook effortlessly and brilliantly.   Bob was here 10 years before I arrived on the scene in March of 1978.  He and Arthur were my mentors.  He taught me how to get into the “nitty-gritty” -- to spread and analyze the finances of a commercial credit, and evaluate the personality and character of the individuals behind it as guided by his considerable experience.  Kind and competent, he is imbued with integrity of intellect and self in every engagement with every client and in every project he undertook.  I found him to be unflappable, with grace under fire and always a constructive partner and colleague.  His service to the Bank is a gift for all of us of a collaborative ally underwriting every enterprise in this community which is worthwhile, all done with energy, vision and compassion.  He defines what a community banker is (the personification of “It’s a Wonderful Life”) always thoughtful, effective, but most of all he was committed to doing what was best for client and community.  He is a fountain of goodness, humor and friendship for us all.

On a personal note, Bob was and continues to be a “gift” to me.  For 33 years I got to be in harness with this gentle man, shoulder-to-shoulder, where, if truth be known, he was quietly pulling more than his weight.  And look what happened with his encouragement and support: at every turn – a billion here, a billion there.  None of this would have happened without his stalwart leadership, indeed, a true partnership never wavering.  Fortunately for all of us, he stays on as a Director and Chairman of our Asset Review Committee where we concentrate on the troubled credits which are part and parcel of this business and where his experience and wisdom will never fall out of fashion.

New People:

Part of a transition and a retirement is the recruiting of new talent, and this year was no exception.  We have recruited two excellent experienced local bankers, Brian Pasley and Charles Vita, who bring with them a wealth of experience and specific knowledge of our marketplace and its competitors.   Each has had a broad senior and leadership experience in larger institutions, specifically in the Rochester area and elsewhere, but also has a desire to join our banner and be a part of a fully functioning, community bank with a proven track record and stability, both financially and culturally, compared with the chaos that has beset the industry of late.  Both we and they are delighted with the new association.  We now host a staff of over 450 full-time equivalents with a new office, our second opened in the Town of Greece, population 98,000 (nearly the size and population of all of Ontario County).

Politics and Useless Overregulation:

The tsunami of the Dodd-Frank Wall Street Reform Act at first stunned the industry with its attempt with scope and volume of new material.  Many made predictions of smaller banks not being able to survive the crush, and that larger institutions would have to change their business model and strategies.  True or not, time will tell, but its passage created a huge and near-impossible task of assimilation.  The specific attacks on debit card interchange fees and their limitation with respect to debit card purchases has yet to be felt as a negative impact despite widespread predictions.  The highly touted new Federal Agency, Consumer Financial Protection Bureau (CFPB) only just recently completed organization when the President appointed its head even though in a recess appointment whose legality undoubtedly will be challenged since the Senate was not in recess.

Yes, President Obama’s expression to restrain the senseless promulgation of regulation is well intention and much needed, but this monumental piece of legislation follows the pattern so familiar to me over the last 30 years of burdening the many 99% with paper and process for the sins of a few 1%.  The few were manifest by the unregulated mortgage process which escaped the propriety of bank-originated mortgage underwriting and yes, regulators in the securities industry who released the top five investment banks from the stated capital leverage rule restriction of 12 to 1. A rule that was in place to prevent the very “out of control activities” which underwrote the unchaste mortgage broker loans into complex securities for world-wide distribution and the carnage that ensued.  If you remove the governor from a steam engine, you should be held responsible if it comes to a catastrophic end.  The government and its agencies, of course, blame everyone else.

The Wall Street Reform Act has gone way over the line to micro-manage community banks and make illegal the 3-year callable mortgage, which Canandaigua National introduced three decades ago and which permitted us to successfully deal with the major asset-liability mismatch problem that landed in the laps of Freddie and Fannie through their legacy as the financer of last resort for the 30-year fixed-rate mortgage.  These long mortgage assets cannot be funded with core bank deposits that have a variable cost that moves with an inherent 3- year rate/cost cycle.  This mismatch in time of rates/costs margin is what brought down the Thrift Industry in the late 80s where long duration mortgages with a yield fixed at 6% were funded with six-month CDs costing 16% for a loss margin baked in at minus 10%.  In that time period, Canandaigua National solved the mismatch problem by introducing a 3-year callable (our option) (not 3-year “hard” maturity as oft misrepresented) mortgage amortized over 15 or 20 years. We have always offered to continue the mortgage with an interest rate attractively in the middle of the yield curve at the time in order to retain the mortgage on our books, and we never wanted or needed to call such mortgages. Our customers have always found the product fair and useful.  The Wall Street Reform Act has made this effective solution to an age-old problem outright illegal without any rationale.  The Federal Reserve using its authority under the statute, has allowed 5- to 10-year “callable” mortgages but not  the 3-year callable, with no data or grounds which would support the distinction.  The Wall Street Reform Act goes to great lengths to specify what and what will not be allowable documents to underwrite a mortgage file.  We no longer can use a copy of the borrower’s income tax return as a document generally relied upon to support earnings history for the self-employed who have no W-2 to offer as proof of income. Now, a Transcript of the tax return filed with the IRS is the only probative document.  That the copy of the return gathered from the accountant or customer is any less reliable than that which is filed formally is silly.   How could we have been in business for 125 years without the government mandating the information upon which we should make credit decisions?  This micro-management of community banking by the government will restrict credit, make it more costly in time and money, and add another 10 pages to the closing documents that now number over one hundred to close a conventional residential mortgage.  We will explore alternatives to simplify application of the requirements, because the people want to have access to competent bankers who will listen to them and monetize there dreams responsibly as we have done for 125 years. Stay tuned.

  Add to that,  the political crisis over the extension and expansion of the national debt which Congress made into an international issue in this election year despite the 196 prior instances where the extension was accommodated within a day or two as routine which caused much noise and turmoil, signifying nothing.  The US debt was downgraded with a great deal of fanfare by one credit agency, predictions of financial disaster in the markets for Treasury Bonds and dire consequences for the dollar, plus a long list of national embarrassments announced by the media ended up the very next week with the price of Treasury’s surging in price in response for the demand of an unsettled world which sought the peace of mind in that very downgraded

USA debt backed by the most secure country and economy in the world (thank you, Federal Reserve.).  The Media got it wrong again.

One bright spot in the new law is the change of the FDIC assessment basis for FDIC insurance.  This was a welcome element on the legislative front which ended up with a lower cost for our Company by $1 million by virtue of the not-so-subtle shifting of responsibility for the assessment of a broader FDIC insurance base of $250,000 per account to the larger financial institutions.  This shift was based on the net assets rather than the deposit liabilities which for the larger institution is a larger number.  Considering the enormous benefit and competitive advantage that the largest financial institutions derive from their access to the insurance fund and too big to fail status, this is a small price for them to pay.

Acquisitions:

Online Brokerage Services (OBS) has been providing us, for several years now, with services with respect to a number of security products to supplement our array including access to the Dimensional Fund Advisors product group.  In addition, OBS offers software products for fiduciary sub-accounting and the ability for financial institutions to offer brokerage and investment advisor services in competition with the largest financial institutions.  OBS was offered for sale by its former owner, a credit union, in 2011. We submitted a bid for the business along with others, in particular a private equity firm.  The private equity firm was the winning bidder.

We had determined that OBS offered a particularly good fit for us and we set about seeing if we could strike up a deal with the successful bidder, which we did and this closed at the end of November 2011.  Thanks goes to the determination of Joe Dugan, and the specific expertise of Larry Heilbronner and Steve Swartout to negotiate a much better proposition for all involved, including our new business partners.  We have acquired a majority interest of 65% of the company with option to buy the balance.  As for now, there is a period of several years for the accepted proposal to complete its earn outs; so for the time being, it will be business as usual with a much better prospect for growing the business in conjunction with our new private equity business partners.

Our Market Opportunities:

Out of the confusion and potential mayhem of 2011 sprang opportunities which developed right in our own marketplace, not the least of which has been the exit from the market of two large players, RBS Citizens Bank and HSBC (Hong Kong & Shanghai Banking Corporation), who announced they were withdrawing from the Rochester market.  It will be recalled that HSBC acquired what was formerly Marine Midland Bank based in Buffalo, but which had a strong presence, indeed, today has the highest deposit share, in the Rochester metropolitan area (30%).  Likewise, Citizens, owned by the Royal Bank of Scotland, now a part of the Bank of England, is scaling back staff from Upstate New York and taking with it the legacy of Rochester Savings Bank and Community Savings Bank both of which it had previously absorbed.  Indeed, Charles Vita, our recent recruit, was Citizen’s Regional President and has quite an interesting story to tell of its strategic withdrawal from the markets in the United States.  Similarly, HSBC, returning a bare 7% return on equity in 2010, announced at the beginning of the year a reverse of its strategy of some 20 to 25 years in the making to withdraw from the retail presence in the United States while hoping to retain the commercial, international, and wealth management parts of its business.  First Niagara Financial Group has been the successful bidder for all of the HSBC branches and now is in the process of going through the antitrust exercise of consolidating and selling off branches that may create an illegal concentration.  Thus, by serendipity, within the next year or two, almost half of the deposit share in the Rochester market is going to undergo a painful transition as customers are asked to change their accounts over to new systems, which provides a marvelous opportunity for us as the only full-service, locally-owned, financial institution now in the market to provide a progressive community bank alternative solution.

In Florida, Canandaigua National Trust Company of Florida is beginning its third year with almost $50 million under management with more opportunity for those who would like to escape the negative tax environment of New York and also for new business originated in Florida for those customers wishing Wealth Strategy services from an experienced and stable fiduciary.  To date we are on track to bring the company to profitability within the next 3 to 5 years.

Values, Choices and Balance Sheet Equal Style (Be):

The opportunities presented to us in this market from every direction are rich and exciting.  We will be able to successfully garner business and grow our enterprise because of the strength, performance and culture of our institution.  I submit as we reflect on this past year in transition, back over the last 15 years, indeed, our anniversary up coming of 125 years, this history is a study of intentional choices made by our founders and us as stewards, which is a wonderful legacy to behold and inspires us to continue. Our effectiveness has been sustained over the years by embracing time-honored banking principles of lending and investment, choices which symbolize an abstract, in effect, for the character of the institution,  just as such choices we make as individuals become an abstract of our character and reputation individually.  I have long given up trying to understand why some individuals and institutions make the choices they do, and certainly my ability to change those choices or influence them in any way, since it is inherently in the nature of humans to make choices individually. That said, we can marvel and rejoice in the human spirit, good and bad, and take note of that abstract of character in our dealings with others be they institutional or individual.

The strength of our institution has been enhanced by identified strategies which began to be formulated and assembled 15 years ago into a formalized strategic plan (Plan for Value 2010) starting with the setting out as the first order of business the values which we inscribed on our business cards and commit ourselves to live by personally and professionally.  This sets, I would suggest, the priorities of what we think is important, which forms our focus for what we want to

BE and what courses we want to undertake, and explains the choices that we have made and what others observe as our character and style of organization.

We translate our values into the structure of our balance sheet which is the foundation of how we achieve what we want to BE (first in non-financial terms) but how we are going to navigate through the maze of risks of all sorts as an institution in the eyes of our constituents: shareholders, customers, colleagues and, by extension, community.  By focusing on what we want to BE rather than what we can have (in the financial sense), we are led to consider first a mission not defined in financial terms but defined in terms of a focus on the growth of the community as job 1, then optimizing earnings as the second priority (not first), and finally our philosophy of investing our securities assets not used for direct lending for the primary purpose of providing a ready source of liquidity in the case of financial downturns, which will assure our continuation so as not to “lock up” as the larger banks did in 2008.

This is in stark contrast to the choices made by Wall Street which elevates maximizing of quarterly earnings and stock price over the notion of what is best for the long-term growth of the community (customer/client/human equity) and focuses aggressively on the investment of assets to maximize earnings (quarterly) through trading on one’s own account in a broad range of markets with their attending expanded risk to speculative markets.

Over the years and more recently with greater understanding of the banking and finance as a system (largely human in nature), and its elements and feedback loops, we acknowledge the distinct choices (values to balance sheet) discussed above lead us to understand that our success is due to the culture that our mission statement reflects, which is of an organization based on enduring values and principles which allows for infinite flexibility and adaptability in the field of application as it develops in fact, even if not as exactly planned.  We also understand that constant attention to organizational development of our individuals and team collaboration is the key to that nimble dynamic which, in turn, reflects our personal commitment as officers and supervisors to our employees and to ourselves.

This approach to a business model, which focuses first on its humanity and character rather than its finances, is truly distinctive. It is the key to what differentiates us and which allows us to change a good financial performance to a celestial one, relatively, speaking for the conditions in which we find ourselves. Our approach has proven its efficacy in the battle of the last five years of the Financial Crisis (2007-09) with consistency and grace --  balancing growth, return and treatment of clients and staff alike with the utmost understanding and concern.

This expression of philosophy and choice is not the same as a curriculum content that would lead to a Master’s in Business Administration (MBA) or what drives Wall Street in the marketplaces despite their lip service to its elements, but is what differentiates us as an institution.  The customer/client sees it, feels it ,and knows it as is “anecdotally” conveyed to me and to everyone of us associated with CNC, whether it be the conversation I had with a member of our custodial staff the other night or to the mail room in the basement of the Operations Building, everybody says, “they love working here,” or from the response of our current ad on

TV featuring Frank which has caused more positive comments to me than any other ad that we have shown on TV in the last 10 years.

The “Chosen Spot” for Canandaigua National:

For us, it is the Finger Lakes Region, truly the chosen spot, which we as an institution are now defining as our market. The Finger Lakes Region constitutes the second largest economy in the State.  Truly it is a chosen spot in which to pursue banking with a resilient economy brimming with opportunity and possibilities.  The Region has recouped 98% of the jobs lost since the 2008 turmoil; compare to 46.3% for the state and 34% for the country! Yes, sadly Kodak has just filed for Bankruptcy Reorganization, and  over the past 30 years has waned to fewer than 7,000 from 61,000 jobs here when I first came to the Bank.   But the community itself during this period gained a net of 90,000 jobs on top of that which in no small measure sustained our recent growth over the last decade or so and which  tripled our size and quadrupled our earnings as reflected in our 4-to-1 stock split declared during the last quarter of 2011.

From the vantage point of the Board of the University of Rochester Medical Center (where I am the chair-elect, chair for 2013-14), we have observed the influx of investment and research grants of more than $1.9 billion in the last five years fueling what is now the largest employer in the Region, and since 1996, there have been 51 start-up companies (38 still active) based on U of R technologies.  From our vantage point of the Monroe Fund in which we were an early adopter of this venture capital fund now in planned distribution, we had a front-row seat to the “phoenix”-like rise from the ashes of the transitioning of this economy from the big three players who dominated the scene to the “new knowledge” based economy of 100 new companies which have replaced them here, many of whom are reflected in our own growth of balance sheet.

But there is yet another asset in this Region’s mix which continues and that being the amenities inspired by Eastman Kodak’s founder to underwrite the culture of the region.  This continues in the form of the recently completed expansion of the facilities of Kodak Hall at the Eastman Theater and the Eastman School of Music (where I Chair the Board of Managers) in which we participated and helped underwrite over the last decade and for which we have just announced the underwriting of the Rochester Philharmonic “Pops” for the next five years, plus many other similar enterprises which add to the quality of life we enjoy.

Systems, Four Dimensions, and Human Capital:

This business is thought of as being a static model made up of impressive facades of marble and brass and governed by a rigid regulatory process oft presented as a two-dimensional world of paper charts and lap tops, when, in fact, for all of history it has been, in essence, a four dimensional reality:  a three dimensional world and the fourth dimension being time! This is not a static business at all, but dynamic in every respect and is as free wheeling as the human nature can imagine it to be.  It is in the human’s nature that permits us to synthesize multiple factors at once and imagine the impossible as possible from which is derived -- what we know to be the productive potential of people which scholars estimate to constitute 75% of the GDP and which they attributed to its “human capital.”  Let’s expand our focus to include all that we know, can image and beyond (the unimaginable), and see the expanded array of possibilities and know that those who open their minds will likely be most successful.  This notion of the apparent limitless creative capacity of the “human system” and its elements is the basis of our inclination to give the widest discretion to those most proximate to the application in the field (officer, teller on the line, staff) and restrict our input to guidance which informs and encourages individual judgment, not to restrain it or substitute for it, since we by definition do not have the benefit of knowing the details of the situation in the field of application.

That is why in our Human Resources Department we have an organizational diagram on the wall with everyone’s name on an upside down pyramid with the base at the top as being the most important because those named there are the main interface between our customers and our staff.  In this way, all 450 of our full-time equivalents have a part to play in the production of the consumer’s value proposition.

We accept that all at the top addressing the multitude of issues posed by our customer/clients and the executive functions as the foundation of support at the base really are improvising on a theme of financial services as we address the special circumstances of each unique person in front of us.  We do this by listening carefully and adding value to the customer’s experience by being responsive to their perceived needs as well as their actual problems, and have fun doing it.  Tina Fey, the brilliant comedy writer (SNL, 30 Roc), Producer, Director and Actor turned management guru, says it best in her book, Bossypants, a management primer on how to manage a creative staff by application of “The Rules of Improvisation” known to theater people everywhere and which I apply every day in my role as CEO as learned during my years as a member of the Company at Bristol Valley Playhouse.

Simply by giving human ingenuity a chance to flower, there can be no mistakes, only opportunities for happy accidents which arise out of the “improvising on a theme”.  Fey indicates: Rule #1: AGREE and say YES (respect what your partner has created). Rule #2: not only yes, but YES, AND then add something- contribute (make sure you’re adding something to the discussion).  Rule #3: MAKE STATEMENTS - a positive way of saying: “Don’t ask questions.” (whatever the problem, be part of the solution).  This leads to the 4th and Best Rule: THERE ARE NO MISTAKES only opportunities for beautiful, HAPPY ACCIDENTS!  Many of the world’s greatest discoveries, of course, have been by accident: Penicillin, Vulcanized rubber, Coca-Cola and Quantum Mechanics spring to mind. (Fey, T. (2011)) i

In this fashion by encouraging our staffs’ ingenuity to seize the moment, if you will, we can access markets of individuals to the greatest degree to set up the opportunity for “purposeful investment,” be that in lending or managing investments, where the choice and responsibility merge to be good stewards of the intermediary and investment process.  This process inevitably involves moving excess liquidity from one segment of the community to another, from those who are over 50 and have it, to those who are under 50 and can use it to build businesses and families -- providing other comprehensive financial services to those so engaged.

Over the last 10 years or more, we have effectively institutionalized these strategies gathered over time in a way that few banking organizations have been successful in doing, and it is these ideas and principles that are never out of fashion, though often forgotten, and thus thought to be new when they are (re)discovered.  Thus, each institution in the beginning has a fundamental choice to make of what it will BE:  1. essentially adding value by underwriting human activity for productive purposes, or 2. setting out to make the most money in the shortest period of time, cash out and then exit the field (no recourse.)  After all, caveat emptor – let the buyer beware, is a short-term strategy, a zero sum game!  We really are about number “1” -- underwriting purposeful human creative activity!

Fair Shot, Fair Share and Same Rules:

We subscribe to President Obama’s clarion call of the other night to the nation.  Of course, everyone has a different understanding of what is “fair” and what “same rules” means.  As with a card game of bridge or poker, each is dealt the “same” number of cards which is adjudged to be “fair” because it is in accord with the “rules.”  How skillful/lucky we are in playing the hand dealt determines each of our scores (fortune) which is “fair” since it is in accord with the “rules” of the game/enterprise.  Wealth distributed does not create wealth anymore than equalizing the scores or “pot” at the end of the card game which, of course, functions to negate the stated point of the game apart from the pleasant company and pleasant surroundings.  Data easily obtained from the IRS website (irs.gov/tax/stats) shows that the share of average after-tax income in dollars for households and the share of federal income taxes liabilities by percentage since 2000 has shifted the burden of the tax to the same highest earning households more than those in the middle and low levels.  The distribution by accumulative percentile of share of income tax paid and share of adjusted gross income available/gathered to share in for 2007 are spread below:

Year 2007

Top Accumulative

.1%

1%

2%

3%

4%

5%

10%

25%

50%

B50%

Percentile

----------------------------------------------------------------------------------------

Income Floor (000) $1,750

$410

$252

$207

$178

$160

$113

$67

$33

   na

           Share Income Avail    12%    22%     27%     32%     35%     37%    48%    69%    88%    12%  Shr. Tax Paid    20%    40%     48%     54%     58%      61%     71%    87%    97%     3%        Year 1980     -----------------------------------------------------   50%  ------------------    10%

Since the mid 1970s, when Barber Conable, the Minority Leader of the Ways and Means Committee of the House, told me the general distribution of income taxes were the top 10 % paid 50% of the taxes and the bottom 50% of returns paid 10% of the taxes, there has been a substantial increase of the share of dollars of taxes paid by the top 10% to 71% and a lowering of the share paid by the bottom 50% to 3%.  The line that President Obama has drawn in the sand at an income of $250,000 is here shown to be at the top 2 percentile as often quoted who bear nearly half of the tax burden.  I will leave to you the question of “fairness.” My intention here is to supply information which is not reported in the popular media of the share of the tax burden undertaken by the most fortunate along side of the share of the income which is available/gathered by those so fortunate.  This tax program, started in 1913, was designed to be progressive and is commonly rationalized simply by the notion that the upper percentiles have access to most of the money, which as a group is seen not to be borne out by the data above where the top “2% ers” gather a tad more than a quarter (27%) of the adjusted gross income (AGI) available, but pay the better part of twice that in the share (48%) of income taxes paid.

The temptation is to raise the tax RATE to raise more tax revenues which seems logical on the surface, but has been found time and again not be true but is only 10% effective after factoring the human response of finding alternative behaviors, such as not transacting business (sale of stock) or just moving out of the jurisdiction.  It has been established that tax revenues rise with the growth of the GDP with a 90% correlation as they did during the Clinton Administration in the mid 1990s, when surpluses occurred.  Better to eliminate deductions such as for residential mortgage interest or local taxes which will raise revenues without a disincentive for gathering of marginal income/bonus triggering a higher bracket and the like.

In 2013 the Bush tax cuts lapse, and taxation of dividends will revert to being taxed as ordinary income generally double the 15% rate currently assessed on qualified CNC dividends.  Much has been made of candidate Romney’s effective 15% federal bracket because his income is mostly from dividends from investments.  This lapse, if allowed to happen unchecked, reverses sound tax policy which finally was set straight by Bush nearly a decade ago.  The 15% you pay on your CNC qualified dividends has already been taxed once at 30% at the corporate level which is our effective corporate tax rate.  This income stream then is taxed TWICE amounting to the sum of the two levels for an effective rate of 45% putting it on a par with ordinary income tax rates, which is good tax policy since it does not introduce a bias among categories of income favoring one activity over another!  If there is no change by Congress, the effective rate for the two levels, corporate and individual, will likely be for us  30% + 30% = 60% effective for dividends, significantly more than the rate applied to ordinary income.

Why should the “wages” of capital investment be taxed at a higher rate than wages from labor?  Answer: There is no good reason, but many bad ones: it cuts the after-tax cash return in half, effectively lowers the net return and thus market value of the investment therefore, and tends to leave less capital in the company to promote growth to the extent the dividend distribution from profits must be increased to offset (restore return) the effect of the increased tax.  This process inherently undermines investment which is the principle multiplier of human unit labor productivity which funds better wages and drives GDP, the key to real new tax revenues.

Remember corporations do not pay taxes they collect them for the governments and add them to the cost of goods sold.  They must be recovered in the price of the goods sold to maintain profits to a level of return (ROE) net of taxes attractive to shareholders.  It’s just math, folks, and this analysis is in the record books; sadly we actually pay people to administer this badly!  I covered this in these spaces with you over a decade ago when they finally got it right!

Conclusion:

We have touched upon a number of themes important to the conduct and success of our enterprise, they are: historical context, our role in society, 2011 performance, accounting methodologies, human equity as capital, comparisons to peers, 125 years and counting, executive transitions, retirements, reorganizations, acquisition of talent and businesses, regulation tsunamis, market opportunities, values/choices (style & risk) and balance sheets, human nature dominates finance, capitalism & added value, improvisation-ingenuity & happy accidents, importance of principles to sustainability, collaboration, our Chosen Spot and bright prospects and taxation mechanics and policy.

I would submit that at the root of the public’s widespread misunderstanding of our Banking System, especially our version of it, is the confusion between what the media reports (national averages and getting it right) with what has been the particular experience of the Rochester Region which constitutes our primary, if not sole, market.  That is, this is about maintaining a clear distinction between the calculations of the average of data points gathered elsewhere that makes up an average that fits no one in fact.  We read the headline; we assume it is universally applicable to us when the subprime mortgage debacle was really isolated pretty much in Florida, Arizona, California, Nevada and Detroit.  Yet, the other 45 states felt the impact psychologically.  It was that psychology that caused in large part the great Recession that spread throughout the rest of the U.S. economy with the impact of reduced sales, less optimism and lower spending coupled with growing conservative attitudes leading to increased savings throughout the country in a well understood dynamic in reaction to any crisis.

The experience for us at CNC and the Rochester Region was at no time “subprime” and at no time reflective in general of the malaise (speculative bubble) in the U.S. economy, nor has it been reflected in the performance of CNC in each of the last five years of increased operating earnings and growth of this institution compared with the industry as a whole which is still in shambles as we speak.  Certainly, the ongoing “disfunctionality” of governments in Europe is given full vent by the media, continues to frighten and unsettle the world, but has very little to do with our operations in this market.  This dynamic illustrates how there are always pockets of prosperity and the opportunity in the face of terrible circumstances in other places featured in the headlines, and these headlines are not necessarily reflective of our true opportunities, our experiences or our performances, or even our attitudes and prospects for the future all of which for us are bright.

I am hopeful that this discussion and understanding of the importance of the principles touched upon encourages us to focus upon them and maintain them so as to support our culture which distinguishes our organization and approach to a business from the “headliners” in our industry and which is highly misunderstood by the public and most regulators who see compliance with rules made by others as the engine that drives success rather than our good judgment applied to time-honored principles of underwriting the growth of our community in innovative ways and whose workings are a necessary component to sustain any civilized society.

That we are local and committed to the community and its people are essential and distinguishing articles of faith.  There is and always will be a place for small institutions such as ours which are crucial to the practical underwriting of the freedoms of this nation and which is a reflection of the liberty and independence that we cherish.  Because without the access to financial services, credit and capital, then the human imagination (the wealth spring of GDP) will be captive of processes and structures which unwittingly squeeze out consideration of the genius and creativity of the human nation itself which is a greater limitation on the realization of possibilities and prospects.  This is because it is the ingenuity and the freedom of the human spirit which is the source of all creativity and growth which requires access to capital based on the strength of an idea and the capacity of its sponsor which can be monetized by a community banker who can give force, effect and tangibility to something that is essentially intangible in its origin, but recognizable by an experienced judgment of character and capacity of individuals.  WE are the “midwife” of this creative birthing process; the sine qua non of constructive societies of the world which underpin our success, culture and assure our relevance and prosperity in these matters well into the future.

The Financial Crisis 2007 – 2009 and the recovery beyond we are now undertaking has been a great opportunity to view, contemplate and hopefully learn from these times the prominent role of human character in the functions and the solutions to deal effectively with future distresses which are sure to come, but which our business model and our deliberate choices have met with success and strength – truly tried, and found to be true – for now 125 years and counting.

Of course, the true equity of our enterprise is the human equity of a remarkable gathering of wonderful individuals who all have a contribution to make and the collaboration of each of them with our customers and clients from which a distinctive value proposition has sprung much to the benefit of the Community at large.  As community bankers, we will continue our mission, in spite of government, by offering comprehensive financial services to individuals, be they growing families or businesses; through education, advice and financial resources (deposits) intermediated between generations in order to underwrite the success of the individuals and institutions who are our clients now and to their children and grandchildren in the future.

Thank you for the opportunity to serve and for your continued support.

Very truly yours,

/s/ George W. Hamlin, IV

George W. Hamlin, IV

Chairman and CEO

Endnotes

i Fey, T., (2011). Bossypants. New York: Little Brown and Company.